UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports First Quarter 2024 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024
NOVA LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports First Quarter 2024 Financial Results

REHOVOT, Israel - May 9, 2024 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter, the three-month period ended March 31, 2024.

First Quarter 2024 Highlights:

•	Quarterly revenue of $141.8 million, up 6% QoQ, exceeding the high end of the Company guidance of $140 million.

•	GAAP net income of $36.9 million, or $1.15 per diluted share, down 4% QoQ, exceeding the high end of the Company guidance of $1.12.

•	Record Non-GAAP net income of $44.6 million, or $1.39 per diluted share, up 2% QoQ, exceeding the high end of the Company guidance of $1.33.

•	Record operating and free cash flow.

•	Continued adoption of Nova’s innovative portfolio by leading customers for cutting-edge applications in logic, memory, and advanced packaging.

•	Service business continued to expand, growing 13% year over year, driven by increasing utilization rates and tool life extensions.

•	Memory product revenue share increased to 40%, driven by advanced DRAM and HBM demand.

GAAP Results (K)
	Q1 2024	Q4 2023	Q1 2023
Revenues	$141,798	$134,219	$132,193
Net Income	$36,860	$38,068	$34,627
Earnings per Diluted Share	$1.15	$1.20	$1.10

Non-GAAP Results (K)
	Q1 2024	Q4 2023	Q1 2023
Net Income	$44,612	$43,597	$39,075
Earnings per Diluted Share	$1.39	$1.36	$1.23

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Our results this quarter exceeded the high end of the guidance we provided in revenue and profit, driven by increased demand for our state-of-the-art portfolio, and supported by a robust operational model,” said Gaby Waisman, President and CEO. “Our performance was bolstered by diverse exposure to opportunities across markets, territories, customers, and technologies, which include the transition to Gate-All-Around, rising need for advanced packaging solutions, and a healthy demand for mature nodes. Our Chemical Metrology division consistently delivers solid results, penetrating multiple HBM customers. As we anticipate the transition to the most advanced technology nodes, we saw an increase in market traction for our new technologies, Elipson and Metrion, with multiple evaluations underway at various customers.”

2024 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2024. Based on current estimates, management expects:

•	$144 million to $152 million in revenue

•	$1.07 to $1.21 in diluted GAAP EPS

•	$1.27 to $1.42 in diluted non-GAAP EPS

2024 First Quarter Results

Total revenues for the first quarter of 2024 were $141.8 million, an increase of 6% compared with the fourth quarter of 2023 and an increase of 7% compared with the first quarter of 2023.

Gross margin in the first quarter of 2024 was 59%, compared with 55% in the fourth quarter of 2023 and 58% in the first quarter of 2023.

Operating expenses in the first quarter of 2024 were $46.0 million, compared with $40.4 million in the fourth quarter of 2023 and $41.5 million in the first quarter of 2023.

On a GAAP basis, the Company reported net income of $36.9 million, or $1.15 per diluted share, in the first quarter of 2024. This is compared with net income of $38.1 million, or $1.20 per diluted share, in the fourth quarter of 2023, and $34.6 million, or $1.10 per diluted share, in the first quarter of 2023.

On a non-GAAP basis, the Company reported net income of $44.6 million, or $1.39 per diluted share, in the first quarter of 2024. This is compared with net income of $43.6 million, or $1.36 per diluted share, in the fourth quarter of 2023, and $39.1 million, or $1.23 per diluted share, in the first quarter of 2023.

Conference Call Information

Nova will host a conference call today, May 09, 2024, at 8:30 a.m. Eastern Time, to discuss the Company’s first quarter 2024 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 9, 2024, at 11:30 a.m. Eastern Time until May 16, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 6529075
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

 This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	118,106	107,574
Short-term interest-bearing bank deposits	156,618	119,850
Marketable securities	220,811	216,258
Trade accounts receivable, net	99,394	111,256
Inventories	148,421	138,198
Other current assets	20,118	17,084
Total current assets	763,468	710,220
Non-current assets
Marketable securities	195,136	191,351
Interest-bearing bank deposits and restricted deposits	7,716	6,254
Deferred tax assets	24,420	23,583
Operating lease right-of-use assets	40,801	41,856
Property plant and equipment, net	66,905	66,874
Intangible assets, net	36,846	39,184
Goodwill	49,401	50,080
Other long-term assets	4,879	4,405
Total non-current assets	426,104	423,587
Total assets	1,189,572	1,133,807
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	198,000	197,678
Trade accounts payable	38,813	35,158
Deferred revenues	46,831	41,978
Operating lease current liabilities	6,643	6,703
Other current liabilities	48,061	41,294
Total current liabilities	338,348	322,811
Non-current liabilities
Operating lease long-term liabilities	38,245	39,762
Long-term deferred tax liability	10,354	10,574
Other long-term liabilities	10,844	9,908
Total non-current liabilities	59,443	60,244
Shareholders' equity	791,781	750,752
Total liabilities and shareholders' equity	1,189,572	1,133,807

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2024	2023
Revenues:
Products	111,570	105,331
Services	30,228	26,862
Total revenues	141,798	132,193
Total cost of revenues	58,537	54,927
Gross profit	83,261	77,266
Operating expenses:
Research and development, net	24,752	22,968
Sales and marketing	16,493	13,522
General and administrative	4,796	5,039
Total operating expenses	46,041	41,529
Operating income	37,220	35,737
Financing income, net	6,000	4,728
Income before taxes on income	43,220	40,465
Income tax expenses	6,360	5,838
Net income for the period	36,860	34,627

Earnings per share:
Basic	1.27	1.21
Diluted	1.15	1.10

Shares used in calculation of earnings per share (in thousands):
Basic	29,030	28,678
Diluted	32,159	31,824

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	36,860	34,627
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,903	2,340
Amortization of intangible assets	1,468	1,444
Amortization of premium and accretion of discount on marketable securities, net	(1,648)	(428)
Amortization of debt discount and issuance costs	322	316
Share-based compensation	6,372	4,394
Net effect of exchange rate fluctuation	1,257	1,349
Changes in assets and liabilities:
Trade accounts receivable, net	11,402	8,617
Inventories	(11,518)	(20,335)
Other current and long-term assets	(3,482)	(8,231)
Deferred tax assets, net	(766)	(1,937)
Operating lease right-of-use assets	1,044	802
Trade accounts payable	3,975	500
Deferred revenues	4,884	(313)
Operating lease liabilities	(1,566)	(1,645)
Other current and long-term liabilities	7,893	1,670
Accrued severance pay, net	38	(98)
Net cash provided by operating activities	59,438	23,072
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(38,259)	(23,062)
Investment in marketable securities	(65,155)	(53,682)
Proceeds from maturity of marketable securities	57,249	41,892
Purchase of property and equipment	(2,768)	(2,758)
Net cash provided by (used in) investing activities	(48,933)	(37,610)
Cash flows from financing activities:
Purchases of treasury shares	-	(112)
Net cash provided by (used in) financing activities	-	(112)
Effect of exchange rate fluctuations on cash and cash equivalents	27	(996)
Changes in cash and cash equivalents and restricted cash	10,532	(15,646)
Cash and cash equivalents and restricted cash -beginning of period	107,574	111,721
Cash and cash equivalents - end of period	118,106	96,075

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2024	December 31, 2023	March 31, 2023
GAAP gross profit	83,261	74,012	77,266
Stock-based compensation*	1,763	1,537	1,165
Amortization of acquired intangible assets	1,366	1,354	1,338
Non-GAAP gross profit	86,390	76,903	79,769
GAAP gross margin as a percentage of revenues	59%	55%	58%
Non-GAAP gross margin as a percentage of revenues	61%	57%	60%

GAAP operating income	37,220	33,662	35,737
Stock-based compensation*	6,372	5,654	4,394
Amortization of acquired intangible assets	1,468	1,461	1,444
Non-GAAP operating income	45,060	40,777	41,575
GAAP operating margin as a percentage of revenues	26%	25%	27%
Non-GAAP operating margin as a percentage of revenues	32%	30%	31%

GAAP net income	36,860	38,068	34,627
Stock-based compensation*	6,372	5,654	4,394
Amortization of acquired intangible assets	1,468	1,461	1,444
Amortization of issuance costs	322	324	316
Revaluation of operating lease and intercompany loans	893	(827)	(822)
Tax effect of non-GAAP adjustments	(1,303)	(1,083)	(884)
Non-GAAP net income	44,612	43,597	39,075

GAAP basic earnings per share	1.27	1.31	1.21
Non-GAAP basic earnings per share	1.54	1.50	1.36

GAAP diluted earnings per share	1.15	1.20	1.09
Non-GAAP diluted earnings per share	1.39	1.36	1.23

Shares used for calculation of earnings per share (in thousands):
Basic	29,030	28,975	28,678
Diluted	32,159	32,023	31,824

* Stock-based compensation for the three months ended March 31, 2024, included in – Cost of revenues - 1,763; Research and development, net – 2,848; Sales and marketing – 1,253; General and administrative – 508.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2024
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.07	1.21
Estimated non-GAAP items:
Stock-based compensation	0.19	0.20
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.27	1.42